Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest Charges	$91,598	$83,545	$82,860	$91,318	$93,921	$100,304
Interest applicable to rentals	6,612	6,492	5,768	5,350	4,539	4,576

Total fixed charges, as defined	98,210	90,037	88,628	96,668	98,460	104,880

Preferred dividends, as defined (a)	8,483	11,310	11,310	11,310	11,310	11,310

Combined fixed charges and preferred dividends, as defined	$106,693	$101,347	$99,938	$107,978	$109,770	$116,190

Earnings as defined:
Net Income	$172,618	$164,891	$152,365	$161,948	$121,392	$103,407
Add:
Provision for income taxes:
Total	112,944	132,765	94,806	91,787	83,629	61,730
Fixed charges as above	98,210	90,037	88,628	96,668	98,460	104,880

Total earnings, as defined	$383,772	$387,693	$335,799	$350,403	$303,481	$270,017

Ratio of earnings to fixed charges, as defined	3.91	4.31	3.79	3.62	3.08	2.57

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.60	3.83	3.36	3.25	2.76	2.32

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.